SO
3/3/03

03002490

VF 2-28-03

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH. D.C. 155

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49252

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WEA Tax Sheltered Annuity Trust

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Nob Hill Road
(No. and Street)

Madison, (City) WI (State) 53713 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Peirick (608) 661-6617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Strohm Ballweg, LLP
(Name – *if individual, state last, first, middle name*)

725 Heartland Trail, Suite 101, (Address) Madison, (City) WI (State) 53707 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, Paul Lefebvre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEA Tax Sheltered Annuity Trust, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul T. Lefebvre
Signature

Assistant Executive Director
Title

Alison N. Linton Jacques
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEA TAX SHELTERED ANNUITY TRUST

FINANCIAL REPORT

December 31, 2002

TABLE OF CONTENTS

Strohm
Ballweg, LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees
WEA Tax Sheltered Annuity Trust
Madison, Wisconsin

We have audited the accompanying statements of financial condition of WEA Tax Sheltered Annuity Trust as of December 31, 2002 and 2001, and the related statements of income, changes in Trust equity and cash flows for the years then ended that you file pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WEA Tax Sheltered Annuity Trust as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Strohm Ballweg, LLP

Madison, Wisconsin
February 13, 2003

725 Heartland Trail, Suite 100 • Madison, WI 53717-1966 • Phone (608) 821-0600 • Fax (608) 821-0601

STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 1,246,819	$ 1,328,468
Special reserve bank account for the exclusive benefit of customers	985,116	712,361
Equipment	92,486	180,475
Less: Accumulated depreciation	(27,122)	(102,112)
	65,364	78,363
Receivables and other assets:		
Interest receivable	1,643	2,923
Other assets	276,788	142,888
	278,431	145,811
Participant funds on deposit	1,015,480,225	934,178,236
Total assets	$ 1,018,055,955	$ 936,443,239
LIABILITIES AND TRUST EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$ 103,685	$ 117,887
Payable to affiliate	396,144	297,479
Payable to participants for investments held on their behalf	1,015,901,248	934,469,121
Total liabilities	1,016,401,077	934,884,487
Trust equity	1,654,878	1,558,752
Total liabilities and Trust equity	$ 1,018,055,955	$ 936,443,239

See Notes to Financial Statements.

STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001
INCOME		
Fees earned	**$ 2,291,059**	$ 2,011,338
Interest income	**20,283**	49,861
Other income	**165,383**	178,778
	2,476,725	2,239,977
OPERATING EXPENSES		
Salaries and benefits	**1,388,615**	1,245,700
Communications	**126,716**	190,043
Occupancy and equipment costs	**166,842**	169,858
Promotional costs	**136,906**	140,827
Other expenses	**561,520**	542,192
	2,380,599	2,288,620
Net income (loss)	**$ 96,126**	$ (48,643)

See Notes to Financial Statements.

STATEMENTS OF CHANGES IN TRUST EQUITY
Years Ended December 31, 2002 and 2001

	2002	2001
Trust equity, beginning of year	**$ 1,558,752**	$ 1,607,395
Net income (loss)	**96,126**	(48,643)
Trust equity, end of year	**$ 1,654,878**	$ 1,558,752

See Notes to Financial Statements.

WEA TAX SHELTERED ANNUITY TRUST

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	**$ 96,126**	$ (48,643)
Adjustments to reconcile net income (loss) to net cash from operations:		
Depreciation	**11,488**	13,384
Loss on disposal of equipment	**4,778**	-
Change in assets and liabilities:		
(Increase) decrease in:		
Special reserve bank account for the exclusive benefit of customers	**(272,755)**	1,055,649
Receivables and other assets	**(132,620)**	207,431
Increase (decrease) in:		
Accounts payable and accrued liabilities	**(14,202)**	43,641
Payable to affiliate	**98,665**	132,563
Contributions payable to investment funds	**130,138**	(1,411,154)
Net cash used in operating activities	**(78,382)**	(7,129)
Cash flows from investing activities:		
Purchase of equipment	**(3,267)**	(78,867)
Net change in cash and short-term investments	**(81,649)**	(85,996)
Cash and cash equivalents:		
Beginning of year	**1,328,468**	1,414,464
End of year	**$ 1,246,819**	$ 1,328,468

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 ~ Nature of Business and Summary of Significant Accounting Policies

Nature of Business. The WEA Tax Sheltered Annuity Trust (the Trust) was established by an agreement and declaration of trust by and between the Trustees and the Wisconsin Education Association, Inc. (WEA), a Wisconsin not-for-profit corporation. The Trust is maintained pursuant to joinder agreements between its Trustees and the employers of its participants. The stated purpose of the Trust is to facilitate the purchase of tax-sheltered annuity contracts under Section 403(b) of the Internal Revenue Code for WEA members and qualified employees in the state of Wisconsin.

In accordance with the Trust indenture, any net equity of the Trust is to be accumulated and/or applied solely for the benefit of the participating members and their beneficiaries.

The Trust is registered as a broker-dealer. The Trust conducts a securities business exclusively in open-end investment company shares directly with vendors. It maintains records of these transactions on an omnibus basis for the benefit of its participants, and is fully subject to the provisions of SEC Rule 15c3-3.

A summary of the Trust's significant accounting policies follows:

Securities Transactions. The Trust has no proprietary securities and the only securities transactions that occur are those for participants. Participant securities transactions are reported on a settlement date basis. Related commission income is also reported on a settlement date basis; however, the effect of transactions executed but not settled is not significant.

Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents include money market funds that are not insured by the FDIC. The Trust does not include any amounts held in the Special Reserve Bank Account for the Exclusive Benefit of Customers in cash equivalents.

Note 2 ~ Special Reserve Bank Account for the Exclusive Benefit of Customers

The Trust is subject to Rule 15c3-3 of the Securities and Exchange Commission, which requires funds to be on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers. The balances required at December 31, 2002 and 2001, were $437,471 and $302,888, respectively. The Trust had $985,116 and $712,361 on deposit in the Special Reserve Bank Account for the Benefit of Customers at December 31, 2002 and 2001, respectively. There were no material differences between the Computation of 15c3-3 Reserve Requirements as presented in the audited financial statements as of December 31, 2002 and the Trust's corresponding unaudited most recently filed Part II.

Note 3 ~ Related Party Transactions

The WEA Tax Sheltered Annuity Trust, the WEA Member Benefit Trust, and the WEA Insurance Trust were all created by the Wisconsin Education Association. All the Trustees of the WEA Tax Sheltered Annuity Trust are members of the Board of Trustees of the WEA Insurance Trust. In addition, the WEA Insurance Trust has formed a wholly-owned subsidiary, WEA Insurance Corporation, a stock life insurance company; and the WEA Member Benefit Trust has formed a wholly-owned subsidiary, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company. In order to minimize the costs of and to facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Insurance Trust and the WEA Insurance Corporation to the extent necessary to maintain proper and complete records and administration of the organizations.

The total costs of operation are allocated based on cost studies performed annually. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made. The allocations have been subjected to the auditing procedures applied in the audits of the basic financial statements and are approved by the Board of each organization.

Total expenses allocated to the WEA Tax Sheltered Annuity Trust for the years ended December 31, 2002 and 2001, were $2,076,144 and $1,972,970, respectively.

Note 4 ~ Minimum Net Capital Requirements

The Trust is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital and net capital requirements of $1,279,306 and $250,000, respectively, at December 31, 2002. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 0.38 to 1. The Company had net capital and net capital requirements of $1,306,352 and $250,000, respectively, at December 31, 2001. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.31 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2002 and the Trust's corresponding unaudited most recently filed Part II.

Note 5 ~ Liabilities Subordinated to General Creditors

There were no changes in liabilities subordinated to general creditors during the years ended December 31, 2002 and 2001. The liabilities subordinated to general creditors as of December 31, 2002 and 2001, were $0.

Note 6 ~ Income Taxes

The Trust files federal and Wisconsin fiduciary income tax returns. It is taxable to the extent of its investment income net of investment-related expenses. At December 31, 2002, the Trust has a Wisconsin capital loss carryforward of $3,280 which may be carried over indefinitely, and a federal net operating loss carryforward of $1,120 expiring in 2021.

Note 7 ~ Participant Funds on Deposit

The Trust holds a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA). This agreement is in effect for an unlimited period until terminated as provided in the agreement. The contract provides for CIGNA to maintain a deposit fund for the exclusive benefit of the participants and their beneficiaries. In addition, the Trust offers its participants the option to invest in mutual funds.

The activity in the participant funds for the years ended December 31, 2002 and 2001, was as follows:

	2002	2001
Participant balance, beginning of year	$ 934,469,121	$ 848,326,330
Net contributions	93,112,014	76,706,367
Withdrawals	(18,235,074)	(19,587,951)
Administrative fees	(2,291,059)	(2,011,338)
Investment earnings	8,846,246	31,035,713
Participant balance, end of year	1,015,901,248	934,469,121
Contributions payable to investment funds	(421,023)	(290,885)
Participant funds on deposit	$ 1,015,480,225	$ 934,178,236

The participant funds on deposit consisted of the following at December 31, 2002 and 2001:

	2002	2001
CIGNA guaranteed deposit account	$ 825,346,749	$ 723,990,069
Mutual funds	190,133,476	210,188,167
	$ 1,015,480,225	$ 934,178,236

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

AGGREGATE INDEBTEDNESS	
Payables:	
Accounts payable and accrued liabilities	$ 103,685
Payable to affiliate	396,144
Contributions payable to carrier	421,023
	920,852
Less: Amounts payable for funds on deposit in special reserve account	(437,471)
Total aggregate indebtedness	$ 483,381
Minimum required net capital	$ 250,000
NET CAPITAL	
Trust equity	$ 1,654,878
Deductions:	
Furniture and equipment, net	(65,364)
Other assets	(276,788)
Haircuts on money markets	(33,420)
Net capital	1,279,306
Minimum required net capital	250,000
Capital in excess of minimum requirement	$ 1,029,306
Ratio of aggregate indebtedness to net capital	0.38 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2002

	Credits	Debits
Free credit balances and other credit balances in customers' securities accounts	$ 437,471	$ -
Other (bank overdraft)	-	-
Total	$ 437,471	$ -
Excess of total credits over total debits	$ 437,471	
Required deposit	$ 437,471	
Amount held on deposit in special reserve account	$ 985,116	

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

1. Customers' fully paid securities and excess margin securities not in the Registrant's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Registrant within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	$ -
2. Customers' fully paid securities and excess margin securities not in the Registrant's possession or control as of the report date for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items	$ -

Strohm Ballweg, LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Trustees
WEA Tax Sheltered Annuity Trust
Madison, Wisconsin

In planning and performing our audits of the financial statements of WEA Tax Sheltered Annuity Trust (the Trust) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Trust, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

2. Making the quarterly securities examinations, counts and verifications and comparisons, and the recording of differences required by Rule 17a-13.

3. Complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Trust is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

725 Heartland Trail, Suite 100 • Madison, WI 53717-1966 • Phone (608) 821-0600 • Fax (608) 821-0601

objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the Trust has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Trust's practices and procedures were adequate at December 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Strohm Ballweg, LLP

Madison, Wisconsin
February 13, 2003